Exhibit 4.1

EXECUTION VERSION

WAIVER

This Waiver (this “Waiver”), dated as of June 11, 2020, is made by and among The Mohegan Tribal Gaming Authority (the “Authority”), an instrumentality of The Mohegan Tribe of Indians of Connecticut (the “Tribe”), a federally recognized Indian tribe, in respect of that certain Indenture, dated as of October 14, 2016 (the “Indenture”), among the Authority, the Tribe, the guarantors party thereto and U.S. Bank National Association (the “Trustee”), pursuant to which the Authority has outstanding $500,000,000 aggregate principal amount of 7.875% Senior Notes due 2024 (the “Notes”), the Tribe and the Trustee. Capitalized terms used herein and not otherwise defined herein shall have the meanings given to such terms in the Indenture.

WHEREAS, Section 6.01(j) of the Indenture provides that an Event of Default occurs with respect to the Notes if there is a cessation of gaming operations for a period of more than 90 consecutive days at the Resort or Pocono (other than as a result of a casualty loss);

WHEREAS, Section 9.02 of the Indenture provides that, subject to certain conditions, compliance with any provision of the Indenture or the Notes may be waived with the consent of the Holders of a majority in principal amount of the then outstanding Notes (the “Requisite Consents”);

WHEREAS, the Authority issued a Consent Solicitation Statement, dated June 3, 2020, pursuant to which the Authority solicited the Holders to consent to the waiver set forth in Section 1 hereof (the “Consent Solicitation”);

WHEREAS; in accordance with the Consent Solicitation, as of 5:00 p.m. New York City time, on June 9, 2020, the Requisite Consents have been validly delivered by Holders and not validly revoked and the Authority has delivered to the Trustee the Requisite Consents to the waiver set forth in Section 1 hereof;

WHEREAS, the Authority hereby requests that the Trustee join with the Authority and the Tribe in the execution of this Waiver to confirm the Requisite Consents to the waiver set forth in Section 1 hereof;

NOW, THEREFORE, in consideration of the foregoing mutual agreements set forth herein, the parties hereto agree as follows:

Section 1.    Waiver. Any Default or Event of Default that may occur with respect to the Notes under Section 6.01(j) of the Indenture that is the direct result of the cessation of gaming operations that commenced in March 2020 due to the recent global outbreak of a novel strain of coronavirus (COVID-19) has been waived in accordance with the terms and conditions of the Indenture.

Section 2.    Ratification of Indenture. Except as expressly waived hereby, the Indenture is in all respects ratified and confirmed and all the terms, conditions and provisions thereof shall remain in full force and effect. This Waiver shall form a part of the Indenture for all purposes, and every Holder of Notes heretofore or hereafter authenticated and delivered shall be bound hereby. The Indenture and this Waiver shall henceforth be read and construed together for all purposes.

Section 3.    Trustee’s Disclaimer. The Trustee is entering into this Waiver in reliance on the Requisite Consents and the Officer’s Certificate and Opinion of Counsel being delivered by the Authority in connection herewith. In accordance therewith, the Trustee accepts the waiver to the Indenture effected hereby, but on the terms and conditions set forth in the Indenture, including the terms and provisions defining and limiting the liabilities and responsibilities of the Trustee. Without limiting the generality of the foregoing, the Trustee shall not be responsible in any manner whatsoever for or with respect to any of the recitals or statements contained herein, all of which recitals or statements are made solely by the Authority, or for or with respect to (i) the validity or sufficiency of this Waiver or any of the terms or provisions hereof, (ii) the proper authorization hereof by the Authority or the Tribe by action or otherwise, (iii) the due execution hereof by the Authority and the Tribe, or (iv) the consequences of any waiver herein provided for, and the Trustee makes no representation with respect to any such matters.

Section 4.    Governing Law. THE INTERNAL LAW OF THE STATE OF NEW YORK SHALL GOVERN AND BE USED TO CONSTRUE THIS WAIVER WITHOUT GIVING EFFECT TO THE CONFLICTS OF LAW PRINCIPLES THEREOF (OTHER THAN SECTIONS 5-1401 AND 5-1402 OF THE NEW YORK GENERAL OBLIGATIONS LAW).

Section 5.    Miscellaneous. This Waiver shall be construed, administered and applied in accordance with the provisions of the Indenture. This Waiver may be executed by the parties hereto in several counterparts, each of which shall be deemed to be an original and all of which shall constitute together but one and the same agreement. Delivery of an executed counterpart of a signature page to this Waiver (including via any electronic means) by facsimile or other electronic transmission shall be effective as delivery of a manually executed counterpart of this Waiver.

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IN WITNESS WHEREOF, the parties hereto have caused this Waiver to be duly executed as of the date first set forth above.

MOHEGAN TRIBAL GAMING AUTHORITY

By:	s/ Mario C. Kontomerkos
	Name:	Mario C. Kontomerkos
	Title:	Chief Executive Officer

THE MOHEGAN TRIBE OF INDIANS OF CONNECTICUT

By:	s/ Ralph James Gessner Jr.
	Name:	Ralph James Gessner Jr.
	Title:	Chairman

U.S. BANK NATIONAL ASSOCIATION,
as Trustee

By:	s/ Alicia Pelletier
	Name:	Alicia Pelletier
	Title:	Vice President

[Signature Page to Waiver]